UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: November 14, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Announcement of commencement of Tender Offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for

Shares of kabu.com Securities Co., Ltd.

Tokyo, November 14, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU or the “Offeror”) resolved, at the meeting of the board of directors held today, to acquire shares of kabu.com Securities Co., Ltd., (“kabu.com Securities” or the “Target Company”) by a public tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

BTMU was created by the January 2006 merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited. BTMU is a subsidiary of MUFG, the holding company of MUFG group (the “Group”) which aspires to be a premier, comprehensive, global financial group and is a corporate group that comprises approximately 300 companies including commercial banks, trust banks and securities companies as well as top class credit card, consumer finance, asset management and leasing companies, and a U.S. bank. As a core of the Group, BTMU is pursuing customer focused service and quality enhancement and is committed to providing high value added services. In particular, the Group has identified retail business as a profit driver with the potential for high growth, and is forging ahead to enhance profits and provide a diverse array of services by strengthening links with companies both inside and outside the Group. In accordance with the objectives described below, BTMU has decided to carry out a tender offer with the aim of acquiring 100,000 shares of kabu.com Securities. Prior to the Tender Offer, BTMU acquires shares of kabu.com Securities held by the Group companies other than Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”). If the Tender Offer is completed, BTMU will hold more than 40% of the voting rights in kabu.com Securities. In such case, the Group as a whole, together with 10.69% held by Mitsubishi UFJ Securities, will hold over 50% of the voting rights in kabu.com Securities.

kabu.com Securities was incorporated in November 1999 as eSanwa Co. Ltd., and changed its name to eWing Securities Co., Ltd. in December of the same year, eventually becoming a securities company specializing in online business in April 2000. In April 2001 it merged with Japan Online Securities, Inc., changing its name to the present kabu.com Securities Co., Ltd. kabu.com Securities merged with Me Net Securities Co., Ltd. in January 2006. kabu.com Securities is a securities company which mainly provides online securities transaction services via the internet, engages in agency securities trading brokerage services, provides agency services, and handles securities offers and sales, margin trading services, as well as administrating proprietary trading systems (PTS), and aims to distinguish itself from its competitors by providing products and services that leverage its accumulated expertise in in-house developed IT systems.

As of September 30, 2007, BTMU is the largest shareholder in kabu.com Securities holding 25.96% of the total outstanding shares, and kabu.com Securities is an equity method affiliate of BTMU. Furthermore, the Group as a whole, together with Mitsubishi UFJ Securities’s 10.58% holding, holds a total of 40.36% of kabu.com Securities shares, and MUFG officers and employees and former officers and employees of MUFG who are still under influence of MUFG comprise the majority on the board of directors of kabu.com Securities, leading to kabu.com Securities falling under a consolidated subsidiary of MUFG. Prior to the Tender Offer, BTMU enters into stock purchase agreements and acquire all shares of kabu.com Securities held by Mitsubishi UFJ Trust and Banking Corporation, MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ NICOS Co., Ltd. on November 14, 2007, in negotiated transactions for 144,000 yen per share, the closing price of the shares on the first section of Tokyo Stock Exchange on November 13, 2007. Fractional shares will not be subject to purchase through such negotiated transactions.

In its mid-term business plan, MUFG issued its “implementation of an internet and mobile strategy in response to the comprehensive arrival of an internet society” as its mainstay policy for the retail section, and made it MUFG’s ambition to bring in more customers such as internet users who are not won over by having only face-to-face transactions with banks by strengthening the net securities business and through strategic alliances including business types other than monetary transactions. MUFG will position kabu.com Securities as a core of the Group’s comprehensive net based financial services in order to realize this strategy and kabu.com Securities is expected to fulfill an important role in order to offer high quality products and services that respond to the needs of individual investors, such as baby boomers reaching retirement age who are assisting the “shift of savings to investments” through diversification and upgrading.

In order to achieve this purpose, BTMU pursued a tender offer for the shares of kabu.com Securities for the tender offer period from March 20, 2007 until April 18, 2007, and increased MUFG and its subsidiaries’ total holding ratio of the voting rights with respect to common stock of kabu.com Securities against the total voting rights of all shareholders therein to more than 40%. Altogether, MUFG officers and employees, and former officers and employees of MUFG who are still under influence of MUFG came to comprise the majority on the board of directors of kabu.com Securities at the kabu.com Securities’ general shareholders meeting held in June 2007.

In this way, kabu.com Securities became MUFG’s consolidated subsidiary, and extensive reinforcement of the partnership focused on the importance of kabu.com Securities as a channel for a stock trading progressed steadily and reinforcement of the financial product intermediation business already in operation with the legitimate start to bank agency operations with BTMU as the affiliated bank, expansion of the customer base leveraging the comprehensive strengths of the kabu.com Securities and the completion of services to customers offered within the group as a whole.

However, the presence of specialized online securities is being felt rapidly as a channel for individual customers to make various financial transactions other than shares. For example, major online securities companies have experienced a surge in the amount of sales under investment fund trading and the balance has increased roughly two-fold within the last year. It is believed that the internet will continue to grow as the channel for transactions by individuals for financial products, and therefore, kabu.com Securities is considered extremely important to the Group’s retail strategy.

Following increased societal demands related to maintaining an attitude where customers are protected and executing fair and appropriate transactions for financial products that accompany the Financial Instruments and Exchange Law, the importance of improving quality, not by responding to these demands as individual companies within the group, but having appropriate responses to customers, managing the importance of compliance and establishing an internal management system as a group, has been recognized.

On the other hand, there is a tendency for the performance of specialized online securities to fluctuate greatly in response to changes in stock market quotations due to the greater dependency of the specialized online securities profit structure on brokerage commissions. For example, the performance of many online securities was influenced by the stock price depreciation and reduced sales following the effects of the so-called “subprime loan crisis” in the second quarter of FY2007.

These conditions also hold true for kabu.com Securities, and hereafter, kabu.com Securities, the pulling power as the core of the Group’s internet and mobile strategy, must be hasty in constructing a profit structure aimed at developing stability by diversifying profit opportunities and the customer base.

MUFG and BTMU believe that establishing an appropriate business development system as a group through further reinforcement of governance of kabu.com Securities through a closer relationship and cooperation by the Group securing a majority of kabu.com Securities’ shareholder voting rights on a capital base and aiming for increased group synergy based on the ever increasing future importance and prospects of online securities and the changing environment requiring continuous improvements to group compliance and internal management systems by sharing client bases, is linked to the enhancement of kabu.com Securities’ corporate value, as well as improved services to the Group’s customers and the rapid growth of the individual monetary asset management business. Having been made aware of this, we reached agreement that it is necessary to established a group policy in which BTMU, the largest shareholder of, and party in greatest business collaboration with, kabu.com Securities, acquires shares of kabu.com Securities.

Accordingly, BTMU deemed it necessary to expand and deepen the extent of business collaboration in the context of solidifying its business relationship with kabu.com Securities in order to continue to strengthen the supply of services, goods and advice at a world-class level and pursue enhanced customer satisfaction through a fusion of real and internet-based channels. Consequently BTMU resolved at the board of directors’ meeting held on November 14, 2007 to implement the Tender Offer to acquire through a friendly tender offer 100,000 shares of common stock that constitute 10.25% of all outstanding shares of kabu.com Securities in order to lift the Group’s total holding ratio in kabu.com Securities to over 50%. An agreement has also been reached with kabu.com Securities on details confirming the above policy. If the Tender Offer is completed, kabu.com Securities will become a consolidated subsidiary of BTMU due to BTMU holding voting more than 40% of rights in kabu.com Securities, the majority of directors at kabu.com Securities being former BTMU officers and BTMU’s ability to affect decisions regarding kabu.com Securities on finance and sales operations or business policies. If the Tender Offer is completed, kabu.com Securities will become a bank holding company’s subsidiary as defined under the Banking Law to MUFG which needs approval by the government under that same law. MUFG has obtained such approval from the Financial Service Agency on November 14, 2007.

The purchase price of the Tender Offer of 180,000 yen per share has been calculated, in consideration of past examples of premiums provided to the market price of shares and other factors, in public tender offers by other offerors, with reference to a share value assessment report submitted by our financial advisers, Mitsubishi UFJ Securities and Nomura Securities Co., Ltd. (Nomura Securities) and as a result of considerations such as the outlook for the tender offer, kabu.com Securities’ approval of the Tender Offer and trends in kabu.com Securities’ market price. The purchase price of the Tender Offer of 180,000 yen per share represents a premium of approximately 17.2% over the simple average closing price of 153,524 yen of the shares of kabu.com Securities on the first section of the Tokyo Stock Exchange over a month period until November 12, 2007.

The purchase price of the tender offer executed for the period from March 20, 2007 until April 18, 2007 where shares of ordinary stock in kabu.com Securities were subject to purchase by BTMU was 240,000 yen.

kabu.com Securities is listed on the first section of the Tokyo Stock Exchange. As there is an upper limit of 100,000 shares to the shares to be acquired in the Tender Offer, the company is expected to remain listed after completion of the Tender Offer.

In this Tender Offer, a lower limit of shares for which tender will be made has not been set, but in the event that the total number of shares subscribing to the Tender Offer is less than 100,000 shares, in order to achieve the object of MUFG securing a majority of kabu.com Securities’ shareholder voting rights, BTMU plans to acquire the number of shares in kabu.com Securities necessary to achieve that objective through market purchases or other measures, after the Tender Offer.

It was unanimously resolved to endorse this Tender Offer at a meeting of the board of directors of kabu.com Securities held on November 14, 2007, at which maximum consideration was given to the opinions of a special committee comprising of two current outside director (one attorney and one accountant) and one former outside director (attorney) of kabu.com Securities who are considered to have independency from the company, following careful consideration from perspectives such as improving the corporate value of kabu.com Securities and furthering the common interest of shareholders. Directors Kimiou Yamashita, Yoshihiro Watanabe, Shigeyasu Kasamatsu and Atsushi Murakami, who all are or have been employee of BTMU, have been treated in the same accord as interested directors, and did not participate in the said resolution. kabu.com Securities will serve as sub-agent to the Tender Offer agent, and in the exercise of those duties shall establish organizational controls to facilitate the fair expression of opinion, in addition to accepting responsibility only for those operations such as a receiving agent for tendered shares, taking custody of share certificates and making payments in respect of tendered shares which require no judgments to be made.

2. Outline of the Tender Offer

(1) Outline of Target Company

Company Name	kabu.com Securities Co., Ltd.

Business	First-type financial instruments business

Date incorporated	November 19, 1999

Location of Principal office	1-28-25 Shinkawa, Chuo-ku, Tokyo

Representative	Masakatsu Saito, President and Director

Capital	7,196 million yen (as of September 30, 2007)

Major shareholders and shareholding ratio (as of March 31, 2007)	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (*1)	16.33%
	Mitsubishi UFJ Securities Co., Ltd.	10.57%
	ITOCHU Corporation (*2)	10.03%
	Mizuho Securities, Co., Ltd	7.06%
	The Master Trust Bank of Japan, Ltd. (Trust account)	4.67%
	ITOCHU Finance Corporation	2.26%
	Japan Trustee Services Bank, Ltd. (Trust account)	1.73%
	Bank of New York GCM Client Accounts EISG (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.68%
	Totan Holdings Co., Ltd.	1.59%
	Mitsubishi UFJ Trust and Banking Corporation (Standing proxy: The Master Trust Bank of Japan, Ltd.)	1.41%

Relationship between the Offeror and the Target Company	Relationship in capital	As of September 30, 2007 the Offeror held 25.96% of the total issued shares of the Target Company. Furthermore, MUFG group (MUFG is the parent company of the Offeror), held a total of 40.36% of the total issued shares of the Target Company.
	Relationship in personnel

Kimiou Yamashita, Yoshihiro Watanabe, Shigeyasu Kasamatsu and Atsushi Murakami, directors of the Target Company, are former officers of the Offeror. Furthermore, as of November 14, 2007, two employees of the Offeror were assigned to the Target Company and two employees of the Target Company were assigned to the Offeror.

	Relationship in business

Deposits business is conducted between the Target Company and the Offeror and in addition, transactions occurred in respect of short-term lending from fiscal 2005.

The Offeror has concluded a basic operating agreement in respect of the securities intermediation business and a bank agency consignment contract with the Target Company.

	Relationship of the Target Company and the Offeror	The Target Company is an equity method affiliate of the Offeror. The Target Company is also a consolidated subsidiary of MUFG, the parent company of the Offeror.

Notes:

1.	The Offeror acquired 94,000 shares of kabu.com Securities through a tender offer executed from March 20, 2007 until April 18, 2007. Therefore the Offeror holds a total of 25.96% of the Target Company as of September 30, 2007.
2.	According to the extraordinary report submitted on April 27, 2007 by the Target Company, ITOCHU Corporation has transferred its shares of common stocks of the Target Company on April 26, 2007. The number of voting rights and shareholder ratio are as follows:

	1. Number of voting rights	2. Shareholder ratio
Before transfer	97,854	10.03%
After transfer	85,614	8.77%

(2) Tender offer period

1.	Initial Tender Offer period

From November 21, 2007 (Wednesday) to December 19, 2007 (Wednesday), (20 business days)

2.	Possible extension of the Tender Offer period at request of the Target Company

In the event that the Target Company submits an opinion report requesting extension of the period of the offer, etc., pursuant to Article 27-10 Paragraph 3 of the Financial Instruments and Exchange Law (“Law”), the Tender Offer period shall be 30 business days, and it shall end on January 9, 2008 (Wednesday)

(3) Price of purchase: 180,000 Japanese yen per share

(4) Basis for calculation of the price of purchase

1.	Basis of Calculation

The purchase price of the Tender Offer of 180,000 yen per share has been calculated with reference to a share value assessment report submitted by our financial advisers, Mitsubishi UFJ Securities and Nomura Securities.

Mitsubishi UFJ Securities conducted valuation of the Target Company’s shares by the Dividend Discount Model (DDM) method, the average market price method, and the comparable company method.

According to share value assessment report submitted by Mitsubishi UFJ Securities, the range of values of the Target Company’s shares are 156,759 yen to 210,042 yen by DDM method, 136,476 yen to 153,524 yen by the average market price method, and 141,197 yen to 191,490 yen by the comparable company method. Mitsubishi UFJ Securities also analyzed the levels of premiums provided in similar public tender offers in the past.

Nomura Securities has assessed the value of the Target Company’s shares using the DDM method, comparable company method, and market price analysis method.

According to the share value assessment report for the Target Company submitted by Nomura Securities, the range of values of the Target Company’s shares are 139,318 yen to 295,627 yen by the DDM method, 112,251 yen to 189,149 yen by comparable company method and 136,476 yen to 157,077 yen by the market price analysis method. In the DDM method and the comparable company method, Nomura Securities considered the outlook of the future market conditions based on multiple possible scenarios. Nomura Securities also analyzed the levels of premiums to the market price provided in similar public tender offers in the past.

In determining the price of purchase, the Offeror has considered the valuation assessment results in each share value assessment report, in consideration of past examples of premiums to the market price provided in previous examples of public Tender Offers by other Offerors. The Offeror also considered the outlook for this Tender Offer and trends in the Target Company’s market price and other factors, and as a result, has determined a Tender Offer purchase price of 180,000 yen.

The purchase price in this Tender Offering represents a premium of approximately 17.2% compared to the simple average of the closing prices of 153,524 yen of the shares of the Target Company on the First Section of the Tokyo Stock Exchange for the past 1 months period ending on November 12, 2007.

Prior to the Tender Offer, the Offeror enters into stock purchase agreements and acquire all shares of kabu.com Securities held by Mitsubishi UFJ Trust and Banking Corporation, MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ NICOS Co., Ltd. on November 14, 2007, in negotiated transactions by 144,000 yen per share. The acquisition price is the closing price of the shares on the first section of Tokyo Stock Exchange on November 13, 2007 and less than the 36,000 yen purchase price under the Tender Offer. Fractional shares are not subject to purchase through negotiated transactions.

2.	Process of calculations

As a result of a tender offer carried out from March 20, 2007 until April 18, 2007 and an election of directors of kabu.com Securities at a general shareholder meeting, MUFG has made the Target Company its consolidated subsidiary and made an effort to bring about a greater synergy based on personal and capital relationship between the Offeror and the Target Company.

However, in September 2007, MUFG and the Offeror started to consider acquiring additional shares in order to secure a majority of the Target Company’s shareholder voting rights on a capital base in order to establish an appropriate business development system as a group through further reinforcement of the Target Company and in order to increase group synergy through response to needs of asset management by using Internet and to meet with the surging expectation of our society to comply with the Financial Instruments and Exchange Law and to conduct the financial instrument transactions in a fair and proper manner.

In deciding the purchase price in this public Tender Offer, the Offeror asked both Mitsubishi UFJ Securities and Nomura Securities evaluation of share price of the Target Company, and received share price evaluation reports for the Target Company on November 13, 2007 from both Mitsubishi UFJ Securities and Nomura Securities.

Mitsubishi UFJ Securities evaluated the share price of the Target Company, using the DDM method, the average market price method and the comparable company method. In these analyses, it considered the Target Company’s financial position, operating conditions, based on the possible scenarios.

According to share value assessment report submitted by Mitsubishi UFJ Securities for the Target Company, the range of values of the Target Company’s shares are 156,759 yen to 210,042 yen by the DDM method, 136,476 yen to 153,524 yen by the average market price method, and 141,197 yen to 191,490 yen by the comparable company method. Mitsubishi UFJ Securities also analyzed the levels of premiums provided in similar public tender offers in the past.

Furthermore, Nomura Securities evaluated the share price of the Target Company, using DDM analysis, the market price method and the comparable company method. In the DDM method and comparable company method Nomura Securities has considered possible scenarios with respect to the future outlook for the stock market and other aspects. Nomura Securities also analyzed the levels of premiums provided with respect to purchase prices in similar public Tender Offers in the past.

The share value assessment report for the Target Company submitted by Nomura Securities indicated that the range of values of the Target Company’s shares are 139,318 yen to 295,627 yen by the DDM method, 112,251 yen to 189,149 yen by the comparable company method, and 136,476 yen to 157,077 yen by the average market price method.

In determining the price of purchase, the Offeror has considered the valuation assessment results in each share value assessment report, in consideration of past examples of premiums to the market price provided in previous examples of public Tender Offers by other Offerors. The Offeror also considered the outlook for this Tender Offer, the Target Company’s approval of the Tender Offer and trends in the Target Company’s market price and other factors, and as a result, at a meeting of the board of directors held on November 13, 2007, has determined a Tender Offer purchase price of 180,000 yen.

3.	Relationship with evaluating organization

Mitsubishi UFJ Securities is a related party to the Offeror as it is a subsidiary of MUFG, the parent company of the Offeror.

Nomura Securities Co., Ltd. is not a related party to the Offeror.

(5) Number scheduled to be purchased

Class of shares	Number scheduled to be purchased converted into shares	Minimum number scheduled to be purchased converted into shares	Maximum number scheduled to be purchased converted into shares
Share certificates	100,000 shares	— shares	100,000 shares

Total	100,000 shares	— shares	100,000 shares

Notes:

1.	If the total number of shares, etc. tendered is less than the maximum number scheduled to be purchased converted to shares (100,000 shares; “Number Scheduled to be Purchased”) all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the Number Scheduled to be Purchased (100,000 shares) all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares pursuant to the Pro Rata method as defined in Article 27-13, Item 5 of the Securities and Exchange Law (the “Law”) and Article 32 of the Ministerial Ordinance regarding disclosure of Tender Offers for shares by persons other than the issuer (the “Ordinance”).
2.	The Offeror does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.
3.	Fractional shares are not subject to purchase through the Tender Offer.

(6) Changes in ownership ratios of shares, etc. resulting from the Tender Offer

Number of voting rights represented by shares, etc. owned by the Offeror prior to the Tender Offer	290,588	(ownership ratios of shares, etc. prior to the Tender Offer: 30.09%)

Number of voting rights represented by shares, etc. owned by related parties prior to the Tender Offer	3,190	(ownership ratios of shares, etc. prior to the Tender Offer: 0.33%)

Number of voting rights represented by shares, etc. scheduled to be acquired in the Tender Offer	100,000	(ownership ratios of shares, etc. following the Tender Offer: 40.45%)

Total number of voting rights of all shareholders of the Target Company	965,662

Notes:

1.	The number of voting rights represented by shares, etc. owned by the Offeror prior to the Tender Offer is the number of voting rights including Mitsubishi UFJ Trust and Banking Corporation’s, MUFG’s, Mitsubishi UFJ Asset Management Co., Ltd.’s and Mitsubishi UFJ NICOS Co., Ltd.’s shares of kabu.com Securities. Fractional shares are not subject to purchase through negotiated transaction.
2.	The number of voting rights represented by shares, etc. scheduled to be acquired in the Tender Offer is the number of voting rights represented by shares, etc. expected to be purchased under this Tender Offer.
3.	The total number of voting rights of all shareholders of the Target Company is the value recorded in the shareholders register on September 30, 2007, received from the Target Company as the most up-to-date information. This number is obtained by adding the 975,562 units of voting rights for shareholders as stand on March 31, 2007 recorded in the financial report for its eighth fiscal period filed by the Target Company on June 25, 2007 to the 108 voting rights for shares issued from April 1, 2007 to September 30, 2007 upon exercise of a portion of stock acquisition rights recorded in that same report in accordance with the resolution at the Target Company’s extraordinary shareholders meeting held on November 27, 2003 and the Target Company’s ordinary general shareholders meeting held on June 25, 2005 and the former Commercial Code, and subtracting from that aggregate the 10,000 voting rights deducted due to the acquisition of treasury stock by the Target Company between August 30, 2007 and September 10, 2007 as well as the 8 voting rights represented by unregistered shares at the Japan Securities Depository Center, Inc.
4.	The number of voting rights represented by shares, etc. owned by related parties prior to the Tender Offer represents the portion recognized by the Offeror as of November 14, 2007.
5.	The Target Company resolved at the extraordinary General Shareholders’ Meeting held on November 27, 2003, and the annual General Shareholders’ Meeting held on June 25, 2005, to issue stock acquisition rights pursuant to the former commercial code. The maximum number of voting rights for shares that will have been issued or can be issued by the exercise of such stock acquisition rights from April 1, 2007 by the end of the Tender Offer period, is 8,646. If there are any issuance of shares by the exercise of such rights, the total number of voting rights of shareholders of the Target Company will increase, and therefore the ownership ratios described in the above chart will be lower than the real ownership ratios.
6.	The ownership ratios of shares, etc. prior to the Tender Offer and the ownership ratios of shares, etc. after the Tender Offer is rounded off to 2 decimal places.

(7) Aggregate purchase price: 18,000 million yen

(8) Method of Settlement

1.	Name and address of head office of financial instruments business/bank, etc., in charge of settlement of purchase

Mitsubishi UFJ Securities Co., Ltd., Marunouchi 2-4-1, Chiyoda-ku, Tokyo

kabu.com Securities Co., Ltd. Shinkawa 1-28-25, Chuo-ku, Tokyo

2.	Commencement date of settlement

December 27, 2007 (Thursday)

Note:	In the event that the Target Company submits an opinion report requesting extension of the Tender Offer period, pursuant to Article 27-10, Paragraph 3 of the Law the commencement date of settlement will be January 17, 2008 (Thursday),

3.	Method of Settlement

A notice of purchase will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the address of their standing agents) without delay after the expiration of the Tender Offer Period. In respect of purchases made via sub-agent kabu.com Securities a notice of purchase will be delivered according to the procedures described on the kabu.com website (http://www.kabu.com/). Purchase will be conducted in cash. The Tender Offer agent or sub-agent shall remit the sales price for the purchased share certificates without delay from the commencement of settlement in accordance with the instruction of tendering shareholders.

(9) Other conditions and methods of purchase

1.	Conditions set forth in Article 27-13 Item 4 of the Law and the details thereof

If the total number of shares, etc. tendered is less than the Number Scheduled to be Purchased (100,000 shares), all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the Number Scheduled to be Purchased (100,000 shares) all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares by persons other than the issuer pursuant to the Pro Rata Method stipulated in Article 27-13, Item 5 of the Law and Article 32 of the Ordinance.

If, as a result of rounding of fractions of share due to use of the Pro Rata method, the total number of shares purchased from tendering shareholders is less than the scheduled number of shares to be purchased in the Tender Offer, the Offeror will increase by one share the number of shares purchased (if the purchase of one additional share would result in excess of the number of tendered shares, up to the number of tendered shares) from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-down shares, until the total number of shares to be purchased exceeds the number of shares to be purchased by Tender Offer. However, in the case where more than one tendering shareholder has been subject to an equivalent amount of rounding, to the extent that the use of this method results in a number of shares purchased that is less than the expected number to be purchased the tendering shareholder, etc., purchase by tender from the equivalent group shall be decided by the drawing of lots.

If, as a result of rounding of fractions of share due to use of the Pro Rata method, the total number of shares purchased from tendering shareholders exceeds the scheduled number of shares to be purchased in the Tender Offer, the Offeror will decrease by one share the number of shares purchased (or, if calculations according to use of the Pro Rata method results in a fractional number of shares, that fractional number of shares) from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-up shares, until the total number of shares to be purchased is equal to the number of shares that the Offeror offered to purchase. However, in the case where more than one tendering shareholder has been subject to an equivalent amount of rounding, to the extent that the use of this method results in a number of shares purchased that exceeds the expected number to be purchased, the tendering shareholder for whom reduction will be made from the equivalent group shall be decided by the drawing of lots.

2.	Conditions of withdrawal of the Tender Offer, details thereof and method of disclosure of withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Item 1.1 through 1.9, Item 1.12 through 1.18, Items 2, and Item 3.1 through 3.8, Item 5, as well as Article 14, Paragraph 2, Item 3 through 6 of the Enforcement Order regarding the Financial Instruments and Exchange Law (the “Enforcement Order”), the Offeror may withdraw the Tender Offer.

Should the Offeror intend to withdraw the Tender Offer, the Offeror will give public notice thereof through electronic disclosure and disclose the existence of such notice in The Nikkei, provided however that if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith.

3.	Conditions of reduction of the purchase price, details thereof and method of disclosure

In accordance with Article 27 Paragraph 6 Item 1-1 of the Law if, during the Tender Offer period the Target Company acts in manner as described in Article 13-1 of the Ordinance, the Tender Offer price may be reduced in accordance with the standards prescribed in Article 19-1 of the Ordinance.

In the event that the Tender Offer price is reduced the Offeror will give an electronic public notice and publish a notice thereof in The Nikkei. However if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith. In the event that the Tender Offer conditions are revised, shares that have been tendered prior to the day that public notification takes place will be purchased subject to the revised conditions.

4.	Matters concerning tendering shareholders’ right to cancel tender

During the Tender Offer period, tendering shareholders may cancel agreements relating to the Tender Offer at any time. When canceling an agreement tendering shareholders are requested to deliver or mail a letter of cancellation (i.e. the receipt of application for the Tender Offer as well as the request for cancellation of application for the Tender Offer; “Cancellation Notice”) to the head office or any of the domestic branches of the Tender Offer agent by 4.00 p.m. on the final day of the Tender Offer period. However, where the application for cancellation is submitted by mail it shall not have effect unless it arrives by 4.00 p.m. on the final day of the Tender Offer period. In the case of shares tendered via the sub-agent please complete cancellation procedures online by 4.00 p.m. on the final day of the Tender Offer period. For further details please access the website of kabu.com Securities (http://www.kabu.com/).

Even in the event of cancellation of an agreement by a tendering shareholder, etc., the Offeror will not request the tendering shareholder, etc. to pay compensation for damages or damages for breach of contract. Furthermore, costs for return of tender shares, etc. held in custody will be borne by the Offeror. In the event that cancellation has been proposed, the tender shares, etc. will be promptly returned following completion of procedures.

5.	Disclosure of revisions to the conditions of the Tender Offer

The conditions of the purchase may be revised, except in cases prohibited under Article 6, Item 1 of the Law. In the event of such revision, the Offeror will give public notice thereof through electronic disclosure and disclose the existence of such notice in The Nikkei, provided however that if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith. In the event that the Tender Offer conditions are revised, shares that have been tendered prior to the day that public notification takes place will be purchased subject to the revised conditions.

6.	Disclosure of presentation of a statement of revision report

If the Offeror submits an amendment statement of revision report to the Director of the Kanto Local Finance Bureau, the Offeror will forthwith make a public announcement of the contents thereof to the extent that such revisions relate to the contents of the public notice of the Tender Offer in accordance with the manner set forth in Article 20 of the Ordinance. Further, the Offeror will forthwith amend the explanatory statement of the Tender Offer and provide the amended Explanatory statement of the Tender Offer to the tendering shareholders who received the original Explanatory statement of the Tender Offer. If the amendments are limited in extent, instead of providing an amended Explanatory statement of the Tender Offer the Offeror may prepare and deliver a document stating the reasons for the amendments, the matters having been amended and the details thereof to the tendering shareholders.

7.	Method of disclosure of the result of the Tender Offer

The Offeror will make a public announcement concerning the result of the Tender Offer in accordance with Article 9-4 of the Law and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer period.

8.	Others

The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the notification of this public Tender Offer or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or be sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted.

When applying for the Tender Offer, each tendering shareholder (or standing proxy for foreign shareholders) may be required to represent and warrant the following to the Tender Offer Agent or Sub-Agent:

The tendering shareholder is not residing in the U.S. at either the time of tendering or the time of sending the Tender Offer Acceptance Form; the tendering shareholder is not directly or indirectly obtaining or sending any information regarding the Tender Offer (including copies thereof) in, to or from the U.S.; in signing or executing the application for the purchase or Tender Offer Acceptance Form, the tendering shareholder is not using, directly or indirectly, the U.S. postal service or another method or means of interstate or international transaction (including, but not limited to, telephone, telex, facsimile transmission, electric mail and the Internet), or a stock exchange institution in the U.S.; the tendering shareholder is not acting as an agent, a trustee or a mandatory of another person, without the right to act at his own discretion (except in the case where the other person is giving all instructions about the purchase outside the U.S.).

(10) Date of submission of the tender offer notice

November 21, 2007 (Wednesday)

(11) Tender offer agent

Mitsubishi UFJ Securities Co., Ltd.

kabu.com Securities Co., Ltd. (Sub-agent)

Notes:

1.	Acceptance of tendered shares by kabu.com Securities or cancellation of agreement will be conducted according to online procedures.

2.	Tenders from foreign shareholders will be accepted by Mitsubishi UFJ Securities Co., Ltd.

3. Other

(1) Agreement between the Offeror and the Target Company and their respective directors

1.	At the meeting of the board of directors of the Target Company held on November 14, 2007 it was unanimously resolved to endorse the Tender Offer. Kimiou Yamashita, Yoshihiro Watanabe, Shigeyasu Kasamatsu and Atsushi Murakami, directors of kabu.com Securities who all are or have been employee of the Offeror, have been treated in the same accord as interested directors, did not participate in the said resolution.

2.	The Offeror and the Target Company have agreed on the following items:

(a)	The Offeror and the Target Company will further pursue their business alliance in the retail financial services field and will position the Target Company at the core of the Group’s comprehensive net based financial services in order to provide enhanced, comprehensive financial services that meet the diverse and sophisticated requirements of individual investors.

(b)	Through this Tender Offer, MUFG and its subsidiaries including the Offeror aim to lift the Group’s shareholding ratio in the Target Company to over 50% and the Offeror aims to lift its shareholding ratio in the Target Company to more 40%.

(c)	If the Offeror acquires common shares of the Target Company such that the shareholding ratio of the Offeror in the issued common shares of the Target Company exceeds 50% of the total issued common shares of the Target Company, prior discussions will take place between the Offeror and the Target Company.

(2)	Please note that with regard to investors who may tender shares in this Tender Offer and are seeking further information regarding their decision to tender or otherwise, the Target Company, kabu.com Securities Co., Ltd. will act as a sub agent in the Tender Offer and as such will be limited in responsibility to those operations such as a receiving agent for tendered shares, taking custody of share certificates and making payments in respect of tendered shares which require no judgments to be made.

*    *    *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer your shares for sale in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by BTMU in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer from the United States by means of the above-mentioned manners and methods, through the above-mentioned facilities is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any tender of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to purchase the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to purchase or to acquire share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.